May 6, 2019

Jason Remillard
President
LandStar, Inc.
101 J Morris Commons Lane, Suite 155
Morrisville, North Carolina 27560

       Re: LandStar, Inc.
           Form 10-12G
           Filed January 11, 2019
           File No. 000-30542

Dear Mr. Remillard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction
cc:    Keith A. Rosenbaum